EXHIBIT 21             Company Subsidiaries

                              Jurisdiction of             Year
         Name                   Organization          Incorporated
         ----                   ------------          ------------

IRT Management Company             Georgia                1990

VW Mall, Inc.                      Georgia                1994

IRT Capital Corporation            Georgia                1996

IRT Alabama, Inc.                  Alabama                1997

IRT Partners L.P.                  Georgia                1998

IRT Capital Corporation II         Georgia                1999

         All are wholly-owned subsidiaries of the Company except IRT Capital Corporation ("IRTCC"), IRT Capital Corporation II ("IRTCCII") and IRT Partners L.P. ("LP"). The Company owns 96% of IRTCC's and IRTCCII's non-voting common stock and 1% of its voting stock. The Company and IRT Management Company combined, own 92.9% of IRT Partners L.P.



                                       18